[H&P Letterhead]

CONFIDENTIAL TREATMENT REQUESTED BY HELMERICH & PAYNE, INC.

OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

May 8, 2006

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Helmerich & Payne, Inc.

Form 10-K for Fiscal Year Ended September 30, 2005

Filed December 13, 2005

Form 10-Q for Fiscal quarter Ended December 31, 2005

Filed February 7, 2006

File No. 1-4221

Dear Mr. Newberry:

This letter sets forth the responses from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated April 28, 2006 on the Company’s Form 10-K for the year ended September 30, 2005 and the Form 10-Q dated December 31, 2005. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comment along with the Company’s response to assist the review process.

For certain items you have requested that the Form 10-K and Form 10-Q be amended in response to your comment. An amended Form 10-K for the year ended September 30, 2005 and an amended Form 10-Q for the quarter ended December 31, 2005 will be subsequently filed, incorporating the items from the letter dated April 17, 2006, and upon final resolution of the items addressed herein.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the staff of the SEC and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s response set forth in this response letter (the “Confidential Material”). The Company has redacted the Confidential Material from the letter filed via EDGAR and has included such information solely in paper copies of the letter submitted to the SEC staff.

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Form 10-K for the Fiscal Year Ended September 30, 2005

Comment

Management Discussion and Analysis of Results of Operations and Financial Condition, page 19

1.               We note your refer to your Annual Report to provide information required by certain items of Form 10-K. In your amended filing, include an express statement   that the specified matter is incorporated by reference and the exhibit index number which includes this information. Refer to Rule 12b-23, under General Instruction C of Form 10-K.

Response

In the amended filing, we will include this statement.

Comment

Note 14 – Segment Information, page 58

2.               We note your response to comment 21 in our letter dated April 4, 2006. The confidential materials that you have provided indicate that in the case of international drilling, each country’s operations constitute a separate operating segment as contemplated by SFAS 131, paragraph 10. As such, please provide an aggregation analysis to us support aggregation of all or some countries based the criteria described in SFAS 131, paragraph 17. Please note that we expect an analysis of economic characteristics such as gross margin in addition to criteria listed in (a) through (e) of that paragraph.

Response

As discussed in our previous response, Hans Helmerich is considered to be the Company’s CODM. The internal report that was provided with our last response is provided to the CODM, however, this is a broadly distributed report that is, for efficiency purposes, used for multiple purposes by managers and employees at various organizational levels with a wide-range of responsibilities. For example, it is distributed to 23 employees from staff accountants up to the CODM. From a practical standpoint, rather than generate multiple reports that includes subsets of this information, the Company has designed this report to meet the needs of this wide group of individuals discussed above. The information is derived from our accounting records which must be accumulated by location for the international locations. It is not uncommon for companies to report financial information to the CODM in more than one way. Because this is a widely distributed report, the CODM receives more information than is utilized by him to evaluate segment operating results or to make decisions regarding resource allocation.

The financial information that is presented to the Company’s Board of Directors is indicative of how the CODM evaluates the Company’s operations for purposes of resource allocations. The fact that the historical financial information, also provided in our previous response, presented to the Company’s Board of Directors by the CODM does not include financial information by country further supports that the operating segment is comprised of our total International operations.

Another important consideration is how the Company presents budgets and forecasts to the Board of Directors. Budgets and forecast information that are presented to the Board of Directors on an annual basis are based on pre-tax cash flow from our three drilling segments (U.S. Land, U.S. Offshore, International) and our Real Estate segment. Additionally, forecasted capital expenditures are presented to the Board for each of the three drilling segments. We are submitting as Appendix A to this letter the report from the September 7, 2005 Board of Directors meeting which outlines the 2006 forecast and capital budget.

Furthermore, our International segment is managed by one individual, Vice President of International Operations, who is directly accountable and maintains regular contact with the Executive Vice President of Drilling Operations, who reports directly to the CODM to discuss results and make plans for the International segment. Additionally, when resource allocation decisions are considered within the International segment, the employees and rig fleet are considered a pool that can be utilized across countries. Our experience, as demonstrated below, shows that rigs and employees move from country to country as needed to meet demand regardless of location. For example, in fiscal 2006, a rig was moved from Bolivia to Chile as disclosed in our Form 10-Q for the quarter ended December 31, 2005. Additionally in 2006, a rig that was previously deployed in Colombia was relocated to Argentina. In 2005, a rig moved from Bolivia to Argentina.

Based upon our conclusion that our International operations in total comprise an operating segment as contemplated under paragraph 10 of SFAS 131, we do not believe that an aggregation analysis is appropriate.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company understands the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Company’s Forms 10-K and 10-Q, please advise us at your earliest convenience. You may reach the undersigned at 918-742-5531.

Sincerely,

/S/ Douglas E. Fears

Douglas E. Fears

APPENDIX A

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]	HP-21 through HP-57